QUITCLAIM DEED
FOR MINING CLAIMS/SITES IN ARIZONA

Rodney B. Beyer

~~Reno Fiedler~~ representing Mining & Technology LLC, with a business address at 11303 E Prince Road, Tuscon, Arizona, 85749, acting as Attorney-In-Fact on behalf of Jean Beyer

for consideration paid, assigns, conveys, and quitclaims to:

Q Lotus Inc., a Nevada Corporation, with a business address at 500 N Dearborn, Unit 605, Chicago, IL, 60654

The following mining claims/sites in Pinal County, Arizona:

Claim/Site Name	BLM Serial Number
CORA 1	AMC 373 899
KEENAN 3	AMC 386 008
KELSO 1	AMC 385 879
KELSO 3	AMC 373 902

WITNESS this **23rd** day of **April**, 2010.

RB Beyer

~~Reno Fiedler~~ Rod Beyer, Managing Partner

Acknowledgement for Persons

State of ~~Arizona~~ *Utah*)
Pinal County)

The foregoing instrument was acknowledged before me this **23rd** day of **April**, 2010.

By *Kathleen Christensen* (Name(s) of Person(s) Acknowledging)

My commission expires: **5·7·10**



(seal)
KATHLEEN CHRISTENSEN
Notary Public
State Of Utah
My Commission Expires May 7, 2013
COMMISSION # 578738

Kathleen Christensen
Notary Public

Acknowledgement for Corporation

State of ~~Arizona~~ *Utah*)
Pinal County)

The foregoing instrument was acknowledged before me this **23rd** day of **April**, 2010.

By **RB Beyer** (Name of Officer), **partner** (Title) of **M&T LLC** (Name of corporation), a ~~AZ~~ *(Arizona)* (State of Incorporation) corporation, on behalf of said corporation.

My commission expires:



(seal)
KATHLEEN CHRISTENSEN
Notary Public
State Of Utah
My Commission Expires May 7, 2013
COMMISSION # 578738

Kathleen Christensen
Notary Public

Ron Parker
Consulting Geologist
14700 N. Shotgun Pl.
Oro Valley, Arizona 85755
520-825-5359

rocktosser@comcast.net

Recertification

February 24, 2010

To Whom It May Concern:

I issued a report entitled "Cora 1 & 2, Kelso 1, 2, 3, &4, Keenan 1, 2, 3, & 4 Claim evaluations", which provided an evaluation of value for each of the listed claims located in the alluvial black sands deposit in Pinal County, Arizona. The report was first issued in 2001 and last updated in August 31, 2009 to incorporate current market prices of the various listed precious metals.

Mr. Reno Fiedler of Mining & Technology LLC approached me requesting a recertification of the report.

I hereby certify that the amounts of in-situ resources in the form of precious metals and saleable commodities in the claims are unchanged, thus the applied valuation remains intact as stated.

Sincerely,



Ron Parker

Consulting Geologist

Date: February 24, 2010

Introduction

The Cora, Kelso & Keenan Claims are within the area of the original report dated August 13, 2002. The original report was intended to give an over view of the Magnetite Placer deposits in the Florence Alluvial Basin. The Alluvial Basin encompasses and area of approximately eight hundred square miles. The average magnetite content in the area of drilling carried out by Sovereign Industries and evaluated by several consulting companies including the Colorado School of Mines was five per cent. This percentage is agreed up on by the operating mine owner near the claims. This work was done in the 1960's. During the early 1990's numerous individuals surface sampled this area. They had these samples assayed for gold, silver and the platinum group minerals. These samples were concentrated down to a magnetite sample then sent to the assay labs for analysis. The primary area of drill was for magnetite and the later sampling was carried out in Townships 7 South, Range 11 East, Townships 7 South, Range 12 East, Townships 8 South, Range 11 East, Townships 8 South, Range 12 East, Townships 9 South, Range 11 East, 10 South, Range 11 East.

The magnetite is the proven ore type as defined in the drilling of the alluvial fan. The percentage grade will vary because this is the character of Placer Deposits. The magnetite will vary from 1% to as much as 15%. The precious metals are reported in ounces per ton of magnetite. The amount of precious metals will also vary in the Placer Deposit and possibly in the occurrence with the magnetite. The estimated values placed on the commodities are the averaged percent and averaged ounces per ton of magnetite.

Conclusion

The fore mentioned claims are within the area explored by Sovereign Industries and in the area of the precious metal samples were taken. To determine the more actual value an exploration program would have to carry out on the specific claims to determine a better estimation of value. Based on the previous data and assays provided I estimated the following values to a 100 foot and 500 foot depth for each of the claims:

	100 foot depth	500 foot depth
The total estimated in ground value for Cora 1 is	$3,007,134,123.	$15,035,670,613
The total estimated in ground value for Cora 2 is	$3,007,134,123.	$15,035,670,613
The total estimated in ground value for Kelso 1 is	$3,007,134,123.	$15,035,670,613
The total estimated in ground value for Kelso 2 is	$3,007,134,123.	$15,035,670,613
The total estimated in ground value for Kelso 3 is	$3,007,134,123.	$15,035,670,613
The total estimated in ground value for Kelso 4 is	$3,007,134,123.	$15,035,670,613
The total estimated in ground value for Keenan 1 is	$3,007,134,123.	$15,035,670,613
The total estimated in ground value for Keenan 2 is	$3,007,134,123.	$15,035,670,613
The total estimated in ground value for Keenan 3 is	$3,007,134,123.	$15,035,670,613
The total estimated in ground value for Keenan 4 is	$3,007,134,123.	$15,035,670,613
The total estimated in ground value of all the claims is:	$30,071,341,230	$150,356,706,150



Ron Parker

Ron Parker
Professional Consulting Geologist.

Estimated value per claim. Prices as of August 27, 2009

Proven ore value/100 ft.   500 ft

	Value/ton	Tons	Value / Claim	
Magnetite	$100	2,378,376	$237,837,600	$1,189,188,000
Ilminite	$100	60,984	$6,098,400	$30,492,000
Sand & Gravel	$6.50	46,366,320	$301,381,080	$1,506,905,400
Total Proven Ore Value			$545,317,080	$2,726,585,400

Possible ore value/ 100 ft

	Value/ounce	Ounces	Value / Claim	
Gold	$945.00	1,151,378	$1,088,052,210	$5,440,261,050
Silver	$14.15	2,375,937	$33,619,509	$168,097,543
Platinum	$1,234.00	709,854	$875,959,836	$4,379,799,180
Palladium	$234.00	451,282	$105,599,988	$527,999,940
Rhodium	$1,500.00	239,057	$358,585,500	$1,792,927,500
Total Possible Ore Value:			$2,461,817,043	$12,309,085,213

Total Proven Value for the Cora 1 Claim:

	$545,317,080	$2,726,585,400

Total Possible Value for the Cora 1 Claim:

	$2,461,817,043	$12,309,085,213

Total Proven & Possible Ore Value for the Cora 1 Claim:

	$3,007,134,123	$15,035,670,613

Estimated value per claim. Prices as of August 27, 2009

Proven ore value/100 ft.   500 ft

	Value/ton	Tons	Value / Claim	
Magnetite	$100	2,378,376	$237,837,600	$1,189,188,000
Ilminite	$100	60,984	$6,098,400	$30,492,000
Sand & Gravel	$6.50	46,366,320	$301,381,080	$1,506,905,400
Total Proven Ore Value			$545,317,080	$2,726,585,400

Possible ore value/ 100 ft

	Value/ounce	Ounces	Value / Claim	
Gold	$945.00	1,151,378	$1,088,052,210	$5,440,261,050
Silver	$14.15	2,375,937	$33,619,509	$168,097,543
Platinum	$1,234.00	709,854	$875,959,836	$4,379,799,180
Palladium	$234.00	451,282	$105,599,988	$527,999,940
Rhodium	$1,500.00	239,057	$358,585,500	$1,792,927,500
Total Possible Ore Value:			$2,461,817,043	$12,309,085,213

Total Proven Value for the Kelso 1 Claim:

	$545,317,080	$2,726,585,400

Total Possible Value for the Kelso 1 Claim:

	$2,461,817,043	$12,309,085,213

Total Proven & Possible Ore Value for the Kelso 1 Claim:

	$3,007,134,123	$15,035,670,613

Estimated value per claim. Prices as of August 27,2009

Proven ore value/100 ft.   500 ft

	Value/ton	Tons	Value / Claim	
Magnetite	$100	2,378,376	$237,837,600	$1,189,188,000
Ilminite	$100	60,984	$6,098,400	$30,492,000
Sand & Gravel	$6.50	46,366,320	$301,381,080	$1,506,905,400
Total Proven Ore Value			$545,317,080	$2,726,585,400

Possible ore value/ 100 ft

	Value/ounce	Ounces	Value / Claim	
Gold	$945.00	1,151,378	$1,088,052,210	$5,440,261,050
Silver	$14.15	2,375,937	$33,619,509	$168,097,543
Platinum	$1,234.00	709,854	$875,959,836	$4,379,799,180
Palladium	$234.00	451,282	$105,599,988	$527,999,940
Rhodium	$1,500.00	239,057	$358,585,500	$1,792,927,500
Total Possible Ore Value:			$2,461,817,043	$12,309,085,213

Total Proven Value for the Kelso 3 Claim:

          $545,317,080 $2,726,585,400

Total Possible Value for the Kelso 3 Claim:

          $2,461,817,043 $12,309,085,213

Total Proven & Possible Ore Value for the Kelso 3 Claim:

          $3,007,134,123 $15,035,670,613

Estimated value per claim. Prices as of August 27,2009

Proven ore value/100 ft.   500 ft

	Value/ton	Tons	Value / Claim	
Magnetite	$100	2,378,376	$237,837,600	$1,189,188,000
Ilminite	$100	60,984	$6,098,400	$30,492,000
Sand & Gravel	$6.50	46,366,320	$301,381,080	$1,506,905,400
Total Proven Ore Value			$545,317,080	$2,726,585,400

Possible ore value/ 100 ft

	Value/ounce	Ounces	Value / Claim	
Gold	$945.00	1,151,378	$1,088,052,210	$5,440,261,050
Silver	$14.15	2,375,937	$33,619,509	$168,097,543
Platinum	$1,234.00	709,854	$875,959,836	$4,379,799,180
Palladium	$234.00	451,282	$105,599,988	$527,999,940
Rhodium	$1,500.00	239,057	$358,585,500	$1,792,927,500
Total Possible Ore Value:			$2,461,817,043	$12,309,085,213

Total Proven Value for the Keenan 3 Claim:

          $545,317,080 $2,726,585,400

Total Possible Value for the Keenan 3 Claim:

          $2,461,817,043 $12,309,085,213

Total Proven & Possible Ore Value for the Keenan 3 Claim:

          $3,007,134,123 $15,035,670,613

RON PARKER
14700 Shotgun Pl.
Oro Valley, AZ. 85755
(520) 825-5359
rocktosser@comcast.net
CPG # 06163

CAREER ACCOMPLISHMENTS:

- 40 years of experience in the mining industry: 10 years in underground mine production and geology, 15 years in exploration for precious and base metals, and 15 years in the development and mining of open pit deposits.

- Supervised the San Manuel underground sulfide mine survey department and served as underground Mine Geologist at BHP Copper, San Manuel. Proficient in MineSight Software.

- Developed a 3-D model of BHP Copper's San Manuel-Kalamazoo ore bodies.

- Discovered additional gold reserves for Atlas Gold Mining Inc, Eureka, Nevada, by using ore control and geology.

- Discovered 100,000-ounce gold deposit in Nevada, and 15 million pounds of uranium in New Mexico and Wyoming.

- As mine foreman, supervised 4 shift foremen and 130 mining personnel in the Grants, New Mexico uranium belt.

EDUCATION:

- Kansas State University, B.S. Geology

- Meds training, 1990

- MineSight training, 1998

- MineSight Survey training, 1998

- Mintec Seminars (1996-2001)

- Mintec classes (2001) Pit Optimization, Advanced Pit Design, Long & Short Term Scheduling, and MineSight 2 Only, introduction to Geologic Applications, Advanced Geologic Modeling, & AutoCAD 3-D Modeling

- MSHA Instructor

PROFESSIONAL EXPERIENCE:

Consultant, Tucson, AZ 1999 - Present Clients: Asarco at Silverbell Mine, Call & Nicholas Inc., Bob Hinds, Storm Gill, Durham Hills Minerals, Metallic Ventures (U.S.), Inc., Phelps Dodge Sierrita (3 years)

Survey Supervisor / Mine Geologist, BHP Copper, San Manuel, AZ January 1996 - July 1999
As supervisor of the underground survey team, tracked all survey projects for underground development. Kept records and apprised management about conducted surveys. As mine geologist, mapped geologic levels on an ongoing basis and apprised management of rock conditions, rock types, and structures expected in the development areas of the mine. Transferred mapped information to AutoCad and MineSight software, which shows three-dimensional relationships between all mine levels, as well as drifts and raises. Kept accurate records of the reserve model in the block areas to be mined. Kept superintendents informed of geologic

conditions that could become safety hazards. Assimilated and developed present and past data to construct model for the combined Kalamazoo and San Manuel ore bodies prior to start of mining. This information was used as a base for additional drilling and the planned expansion of the San Manuel open pit.

Consulting Geologist, _Reno, NV November 1992 - January 1996_
Siskon Mining Co. Evaluated mineral properties in the states of Chihuahua and Sonora, Mexico. Western States Mining Co. Performed extensive geologic mapping of the Northumberland Mine area. Santa Fe Pacific Gold Corporation: Provided core logging, interpretation, and evaluation of the Trenton Canyon deposit and the Twin Creeks Mine's sulfide extensions.

Chief Mine Geologist, Atlas Gold Mining, Inc., Eureka, NV June 1989 - November 1992
Developed the geologic and minable resources for four separate satellite gold deposits of the Gold Bar Mine. Supervised mine exploration drilling, pit drilling, daily mine planning, ore control, and geology for all the operating open pits. Developed computer models in the Mintec and Micromodel software programs. Supervised and provided technical support to ore control, as well as technical support to the production department. Reconciled the Gold Bar Mine and Gold Bar resource areas.

Senior Minerals Geologist, _Marston & Marston Consulting, St. Louis, MO May 1988 - May 1989_
Performed all geologic tasks related to mine engineering, planning, and development of exploration projects for clients. Advised mining engineers about the geological input for computerized geologic models (created by CPS/GDS software). Supervised the preliminary study and development of an extensive exploration program for an open-pit Lignite deposit in Thailand.

Senior Exploration & Development Geologist, _Hycroft Resource & Development, Inc., Reno, NV April 1986 - May 1988_
Performed all phases of exploration and development drilling. Supervised personnel in the exploration and development of the Crofoot/Lewis open-pit disseminated gold mines. Supervised three similar projects in Idaho and the Carlin Trend of eastern Nevada.

Consulting Geologist, _Denver, CO January 1983 - April 1986_
Provided consulting for several companies and individuals. Implemented exploration programs in the disseminated precious metal environment of northern Nevada. Evaluated multi-mineral properties. Employed and supervised a field geologist, and drilling and equipment contractors for clients.

Senior Exploration Geologist, _Keradamex, Inc., Albuquerque, NM January 1980 - January 1983_
Performed multi-mineral property evaluations throughout the western United States. Reorganized the company's Nevada operations and conducted land status research. Negotiated numerous lease contracts. Supervised field geologists and contractors.

Senior Geologist, Nuclear Assurance Corp., _Grand Junction, CO January 1979 - January 1980_
Evaluated and explored uranium properties throughout the Western United States for the Arizona Public Service contract. Submitted proposed programs and final results to the Arizona Public Service Board. Discovered and developed a 2-million pound uranium open pit.

Senior Geologist, Keradamex, Inc., _Albuquerque, NM June 1973 - January 1979_
Evaluated precious and base metal, rare earth and uranium properties throughout the Western United States. Planned and carried out exploration on all acquired mineral properties. Researched land status and negotiated lease contracts for the company. Supervised all contract vendors, such as drillers, geotechnical surveyors, and geologists. Discovered a total of 13 million pounds of Uranium.

Mine Geologist/Mine Foreman, _United Nuclear-Homestake Partners, Kerr-McGee Corp., Grants, NM August 1967- June 1973_
Planned and supervised the underground mining of uranium in the Grants mineral belt of New Mexico. Supervised up to 130 mining personnel.

ORGANIZATIONS:

American Institute of Professional Geologist, Certified Professional Geologist (#06163)
American Institute of Mining Engineers (AIME), past secretary/treasurer

Arizona Geological Society

REFERENCES:

Dave Armstrong, Associate Professor, MS, MBA MontanaTech U of M 406-496-4867 darmstrong@mtech.edu
Steve Rivera, Consulting, Tucson, AZ (520) 297-1696
David King, Chief Engineer-Barrick, e-mail dking@bgmi.com

Mineral Rights Agreement

This agreement is by and between

Mining and Technology LLC

Financial Geographics International Inc

Nurturing Life LLC

DXDomainleasing LLC

Jean Beyer

Rodney Beyer

Shannon Sanford

Allan Sanford

hereinafter referred to as "transferor" and Q Lotus, Inc. hereinafter referred to as "transferee." Transferor agrees to transfer all "rights, title and interest" in the attached exhibit describing the asset(s) to transferee for real and valuable consideration. Transferor represents he/she is the rightful holder of the assets to be transferred and further that said asset(s) are free of any liens, encumbrances or debts. Transferor further represents to transferee the assets are not the subject of any lawsuits currently filed or anticipated to be filed in the future.

In exchange for the unencumbered transfer of all rights, title and interest in the described asset(s), transferee has agreed to a revenue sharing agreement with transferor to be derived from the use of the asset(s). Said usage will include but not be limited to mining and extraction of minerals from subject properties and sale of said minerals. Additionally, mineral extractions might be utilized as collateral for loans or might back securities offerings or be hypothecated in a variety of ways.

Transferor agrees to share with transferee, (in accordance with revenue sharing agreement), whatever monetary value received by transferor in conjunction with the asset(s) herein described after deduction of all expenses. Transferor agrees to protect the value of the asset(s) being transferred and to utilize said asset(s) in a responsible manner to achieve maximum value to be shared by transferor and transferee.

Transferor and transferee agree to continue to work in cooperation with each other now and in the future to maximize asset value for their mutual benefit.



May 09 2010

Reno Fiedler

Attorney In Fact



Q Lotus Inc

5/10/2010

Marckensie Theresias

Mineral Rights Agreement

This agreement is by and between

Mining and Technology LLC

Financial Geographics International Inc

Nurturing Life LLC

DXDomainleasing LLC

Jean Beyer

Rodney Beyer

Shannon Sanford

Allan Sanford

hereinafter referred to as "transferor" and Q Lotus, Inc. hereinafter referred to as "transferee." Transferor agrees to transfer all "rights, title and interest" in the attached exhibit describing the asset(s) to transferee for real and valuable consideration. Transferor represents he/she is the rightful holder of the assets to be transferred and further that said asset(s) are free of any liens, encumbrances or debts. Transferor further represents to transferee the assets are not the subject of any lawsuits currently filed or anticipated to be filed in the future.

In exchange for the unencumbered transfer of all rights, title and interest in the described asset(s), transferee has agreed to a revenue sharing agreement with transferor to be derived from the use of the asset(s). Said usage will include but not be limited to mining and extraction of minerals from subject properties and sale of said minerals. Additionally, mineral extractions might be utilized as collateral for loans or might back securities offerings or be hypothecated in a variety of ways.

Transferor agrees to share with transferee, (in accordance with revenue sharing agreement), whatever monetary value received by transferor in conjunction with the asset(s) herein described after deduction of all expenses. Transferor agrees to protect the value of the asset(s) being transferred and to utilize said asset(s) in a responsible manner to achieve maximum value to be shared by transferor and transferee.

Transferor and transferee agree to continue to work in cooperation with each other now and in the future to maximize asset value for their mutual benefit.



[signature] May 09 2010

Reno Fiedler

Attorney In Fact



Q Lotus Inc 5/10/2010

[signature]

Marckensie Theresias